UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

CANOPY GROWTH CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada	001-38496	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Hershey Drive Smiths Falls, Ontario	K7A 0A8
(Address of principal executive offices)	(Zip Code)

Thomas Stewart

(855) 558-9333

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Canopy Growth Corporation (“Canopy”) for the calendar year ended December 31, 2025 is filed herewith as Exhibit 1.01 and is also available on Canopy’s website at: https://www.canopygrowth.com/investors/governance/conflict-minerals-report/. The information contained in, and that can be accessed through, the respective websites of Canopy and its subsidiaries is not, and shall not be deemed to be, a part of this Form SD (this “Form”) or its Conflict Minerals Report or incorporated into any other filings Canopy makes with the Securities and Exchange Commission.

Item 1.02	Exhibit

Canopy has filed, as an exhibit to this Form, the Conflict Minerals Report required by Item 1.01.

Section 3	Exhibits

Item 3.01	Exhibits

Exhibit Number	Description of Document
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANOPY GROWTH CORPORATION

Date: June 1, 2026	By:	/s/ Thomas Stewart
Thomas Stewart
Chief Financial Officer